SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

August 10, 2020

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications announces that s&p maalot has reaffirmed the company's ila+ credit rating and updated the company's rating outlook to stable

PARTNER COMMUNICATIONS ANNOUNCES THAT
S&P MAALOT HAS REAFFIRMED THE COMPANY'S ilA+
CREDIT RATING AND UPDATED THE COMPANY'S RATING
OUTLOOK TO STABLE

ROSH HA'AYIN, Israel, August 10, 2020 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator reports today that Standard & Poor’s Global Ratings Maalot Ltd. (“Maalot”), has published a rating report regarding the Company. In its report, Maalot reaffirmed the Company’s 'ilA+' credit rating and updated the Company's rating outlook from "negative" to "stable". In addition, Maalot reaffirmed the 'ilA+' rating of the Company's series of debentures.

Maalot noted that the main rating action rationale are:

"Maalot's assessment that the Company’s business and financial risk profile are commensurate with the current rating. The Company will continue to maintain its competitive position in the communications market and present financial ratios in line with the current rating despite the coronavirus pandemic and continued decline in mobile network revenues. However, Partner’s expansion in TV services and fiber optic internet mitigates this effect to a certain extent, such that the Company has been able to maintain its competitive position in the communications market."

For further information see S&P Maalot's full Report dated August 10, 2020 on:

 https://mayafiles.tase.co.il/rpdf/1313001-1314000/P1313830-00.pdf  or its informal English translation attached to the immediate report on Form 6-k to be furnished to the Securities and Exchange Commission.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

Partner Communications Company Ltd.

August 10, 2020

Research Update

Outlook Updated To Stable On Expected
Stability In Coverage Ratios And Business
Risk Profile; ‘ilA+’ Rating Affirmed

Primary Credit Analyst:
Tom Dar, 972-3-7539722 tom.dar@spglobal.com

Additional Contact:
Tamar Stein, 972-3-7539721 tamar.stein@spglobal.com

Table of Contents
Rating Action Overview	2
Rating Action Rationale	2
Outlook	4
Downside Scenario	4
Upside Scenario	4
Company Description	5
Base Case Scenario	5
Key Assumption	5
Key Metrics	5
Liquidity	6
Covenant Analysis	6
Recovery Analysis	6
Key analytical factors	6
Simulated default assumptions	6
Simplified waterfall	7
Modifiers	7
Related Criteria And Research	8
Ratings List	9

1 | August 10, 2020	www.maalot.co.il

Partner Communications Company Ltd.

Research Update

Outlook Updated To Stable On Expected Stability In Coverage Ratios And Business Risk Profile; ‘ilA+’ Rating Affirmed

Rating Action Overview

•
We believe Partner Communications Company Ltd. (“Partner” or “the Company”) maintains its competitive position in the communications market, among other things by reaping the results of its recent years’ investments.

•
The outbreak of the coronavirus pandemic in March 2020 resulted in a material decline in revenue from roaming services. Continued competition in the mobile network market is also expected to lead to a decrease in the Company’s revenue and EBITDA. However, growth in the number of TV and internet subscribers has mitigated this effect.

•
As a result of several moves taken by Partner this year, and despite the adverse effects of the coronavirus pandemic and intense competition in most of its fields of operation, the Company maintains positive free cash flow and an adjusted debt to EBITDA ratio of about 3.0x.

•	We assess the Company’s liquidity as strong, as reflected in a sources to uses ratio above 1.5x and good access to the banking systems and to capital markets.

•
On August 10, 2020, we affirmed our ‘ilA+’ rating on Partner Communications Company Ltd., and changed the outlook to stable from negative. We also affirmed our ‘ilA+’ rating on the Company’s bond series.

•
Partner’s stable outlook reflects our assessment that the Company will present coverage ratios commensurate with the current rating despite continued high capital expenditures and despite the coronavirus pandemic and the competitive environment in the communications market. The stable outlook also reflects our assessment that Partner’s adjusted EBITDA margin will be about 20% and that its revenue base from TV services and fiber optic internet subscribers will continue growing and preserve its competitive position. We expect Partner to present a positive yet low free cash flow and maintain a strong liquidity profile.

Rating Action Rationale

We have changed the outlook to stable based on our assessment that the Company’s business and financial risk profile are commensurate with the current rating. In our base case scenario we estimate that the Company will continue to maintain its competitive position in the communications market and present financial ratios in line with the current rating despite the coronavirus pandemic and continued decline in mobile network revenues.

2 | August 10, 2020	www.maalot.co.il

Partner Communications Company Ltd.

The coronavirus pandemic gravely harmed the tourism industry, materially decreasing Partner and its competitors’ revenues from roaming services. In our base case scenario we assume that Partner’s roaming services revenues will only return to their pre-pandemic levels in late 2021. We also expect no improvement in the mobile network segment, due to continued intense competition with no prospects of price hikes at least in the medium term. However, Partner’s expansion in TV services and fiber optic internet mitigates this effect, such that the Company has been able to maintain its competitive position in the communications market.

The Company’s adjusted debt to EBITDA ratio is low compared with market leaders, and was 2.7x in 2019. Thanks to a ~NIS 275 million equity issuance executed in January 2020 in order to finance planned investment (mainly in fiber optic infrastructure) and lower investments in 2020, the Company faced the crisis with large cash reserves and high flexibility in investment execution, and is not expected to increase its financial debt. We believe that, despite some expected deterioration in financial ratios in 2020, mainly due to the pandemic effects and continued competition in most markets of operation on the one hand and continued growth in fixed line services on the other hand, Partner will present adjusted debt to EBITDA of 3.0x-3.5x in 2020, and if the Israeli economy recovers in 2021 we may witness an improvement in the Company’s cash flow and a slight deleveraging to 2.8x-3.0x. These ratios are commensurate with the current rating.

Partner continues to invest intensively, but once the material investment in fiber-optic infrastructure is completed in several years, we may witness a decrease in investments. While in 2019 reported capital expenditures was about NIS 630 million, in 2020 it is expected to be about NIS 550 million and then continue to gradually decline. Most investments are in growth engines such as the fiber optic project and increased penetration of TV services, and may be reduced or spread over time if needed. We believe these investments are necessary for the preservation of Partner’s position as one of the three leading communications companies, and are expected to support its business risk profile in the long term. Despite the expected decline in the Company’s free cash flow in 2020, mainly due to decreased roaming services revenues but also due to market competition, we expect it to remain positive and improve in the medium term, owing to the Company’s flexibility in channeling investments and its expansion in the TV and the fiber optic internet segments.

In our base case for 2020 we expect a 4.5%-6.5% decrease in revenues due to the coronavirus pandemic and competition in the mobile network market. We believe this decrease will be mitigated by growth in fixed line activity, which includes TV services and fiber optic internet. We believe that if the Israeli economy recovers in 2021, roaming services revenues may rebound and penetration of TV and internet services may continue. We expect the Company’s operating profitability to decrease in 2020-2021, as reflected in an expected adjusted EBITDA ratio of 18%-20% compared with 22.6% in 2019, but to gradually improve in the following years.

3 | August 10, 2020	www.maalot.co.il

Partner Communications Company Ltd.

We acknowledge a high degree of uncertainty about the evolution of the coronavirus pandemic. The consensus among health experts is that the pandemic may now be at, or near, its peak in some regions, but will remain a threat until a vaccine or effective treatment is widely available, which may not occur until the second half of 2021. We are using this assumption in assessing the economic and credit implications associated with the pandemic (see our research on S&P Maalot website and on S&P Global Ratings website). As the situation evolves, we will update our assumptions and estimates accordingly.

Outlook

Partner’s stable outlook reflects our assessment that the Company will present coverage ratios commensurate with the current rating, i.e. an adjusted debt to EBITDA ratio of 3.0x-3.5x in the next 12 months, despite continued high capital expenditures and despite the coronavirus pandemic and the competitive environment in the communications market, which are expected to decrease the Company’s revenues and cash flows. The stable outlook also reflects our assessment that the Company’s adjusted EBITDA margin will be about 20% and that its revenue base from TV services and fiber optic internet subscribers will continue growing and preserve its competitive position. We expect Partner to present a positive yet low free cash flow in the medium term and maintain a strong liquidity profile.

Downside Scenario

We may downgrade the Company if its adjusted debt to EBITDA ratio exceeds 4.0x or if its EBITDA margin is materially lower than 20% over time, or if its liquidity profile significantly deteriorates. We may also downgrade if the Company’s free cash flow is lower than our base case assumptions or if its debt materially increases, e.g. due to larger than expected capital expenditures. We may also consider a downgrade if the Company’s business risk profile weakens, due, for example, to a more material effect of the coronavirus pandemic on roaming services revenues and on collection from private and business clients than we estimated, to a recession incorporating high unemployment rates and high default rates by businesses, or to intense competition in the communications market.

Upside Scenario

Given current macro-economic conditions and communication market competition, we consider an upgrade to be unlikely in the next 12 months. However, we may consider an upgrade if Partner presents materially better operating performance than we assumed in our base case scenario, to be reflected in adjusted debt to EBITDA consistently below 3x, while maintaining an EBITDA margin of at least 20% and materially improved free cash flow. This could materialize, inter alia, due to continued growth in the Company’s TV and fiber optic internet segments, which will compensate for the decline in mobile services and ancillary equipment revenues.

4 | August 10, 2020	www.maalot.co.il

Partner Communications Company Ltd.

Company Description

Partner Communications Company Ltd. is one of the three largest communication companies in Israel. The Company operates in two major segments: cellular communication and fixed-line communication. The cellular communication segment generates most of the Company’s revenues, and includes all services provided on the cellular network: airtime, roaming, content services and sale and leasing of related equipment. The fixed-line communication segment includes providing internet services, business client communication services, Partner TV, international communication and network end solutions. This segment also includes the sale of international communication routers and phones.

In November 2019, S.B. Israel Telecom Ltd., which, as of March 2020, holds 27.16% of Partner’s shares, announced its non-compliance with the terms of a loan provided by Advent Investments Pte Ltd., a subsidiary of Hutchison Telecom. Under the terms of this loan, Partner’s shares were encumbered to Advent. Consequently, an official receiver was appointed over S.B. Israel Telecom’s Partner shares, which is entitled to exercise a means of control, until the implementation of the encumbrance by Advent is approved by the regulator and the court.

Base Case Scenario

Key Assumption

•	Material decrease in roaming services revenue on the backdrop of the adverse effects of the coronavirus pandemic on the tourism industry.

•	Continued decrease in mobile network revenues due to industry competition.

•	Stability and even growth in TV and internet revenues based on growth in subscribers.

Key Metrics

•	Adjusted debt to EBITDA of 2.8x-3.5x in 2020-2021.

•	Adjusted FFO (funds from operations) to debt of 25%-30% in 2020-2021.

5 | August 10, 2020	www.maalot.co.il

Partner Communications Company Ltd.

Liquidity

We assess Partner’s liquidity as ‘strong’. We expect the ratio between the Company's sources and uses to exceed 1.5x in the 12 months starting April 1, 2020. This assessment is based on the current cash balance, on the Company’s cash generation ability and on a proactive liquidity policy reflected in the issuance of deferrable bonds and options. The Company’s good access to various funding sources in the local capital market, as reflected by the ~NIS 275 million equity issuance executed in January 2020, contributes to the Company’s overall liquidity assessment. We stress that our assessment is based on the assumption that the Company will not distribute dividends in the short- to medium term.

In our base case scenario we assume the main sources at the Company’s disposal in the 12 months beginning April 1, 2020, to be:

•	Cash and cash equivalents at about NIS 1,135 million.

•	Cash FFO of NIS 430 million - NIS 450 million.

•	Debt issuance of about NIS 325 million through option realization and Series G expansion in Q2 and Q3 of 2020.

Our assumptions regarding the Company’s main uses for the same period are:

•	Debt Maturities of about NIS 670 million. Of which NIS 300 million were repaid in July 2020 when Series F was partially prepaid.

•	Capital expenditures of about NIS 540 million.

Covenant Analysis

The Company’s financial covenants include maintaining a net debt to EBITDA ratio below 5x. As of the date of this report, the Company meets this covenant with adequate headroom.

Recovery Analysis

Key analytical factors

•	We are affirming our ‘ilA+’ rating, identical to the issuer rating, on Partner’s unsecured bond series (Series D, F, G). The recovery rating for these series is '3'

•
Our recovery prospect assessment is constrained to the 50%-70% despite the simplified waterfall, due to or assessment that on the path to default the Company will exchange unsecured debt for secured or senior debt

Simulated default assumptions

•	Simulated year of default: 2024

•
A recession in the Israeli economy will lead to a decrease in consumption, to an increase in churn rates and to increased competition in most segments, adversely affecting the Company's cash flows and liquidity, such that it is unable to meet its debt service payments.

•	As one of the Israeli communication market leaders, the Company will continue operating as a going concern, and undergo reorganization.

6 | August 10, 2020	www.maalot.co.il

Partner Communications Company Ltd.

Simplified waterfall

•	EBITDA at emergence: about NIS 277 million

•	EBITDA multiple: 6.0x

•	Gross enterprise value as going concern: about NIS 1,662 million

•	Administrative costs: 5%

•	Net value available to unsecured creditors: about NIS 1,580 million

•	Total unsecured debt: about NIS 1,245 million

•	Recovery expectations for unsecured debt: 50%-70% (constrained as noted above)

•	Recovery rating for unsecured debt (1 to 6): 3

All debt amounts include six months' prepetition interest.

Mapping Recovery Percentages To Recovery Ratings
Recovery expectations (%)	Description	Recovery rating	Notching above/below issuer rating
100%	Full recovery	1+	+3 notches
90%-100%	Very high recovery	1	+2 notches
70%-90%	Substantial recovery	2	+1 notch
50%-70%	Meaningful recovery	3	0 notches
30%-50%	Average recovery	4	0 notches
10%-30%	Modest recovery	5	-1 notch
0%-10%	Negligible recovery	6	-2 notches

Recovery ratings are capped in certain countries to adjust for reduced creditor recovery prospects in these jurisdictions. Recovery ratings on unsecured debt issues are generally also subject to caps (see Step 6, paragraphs 90-98 of Recovery Rating Criteria For Speculative-Grade Corporate Issuers, December 7, 2016, for further detail).

Modifiers

Diversification/portfolio effect: Neutral
Capital structure: Neutral
Liquidity: Neutral
Financial policy: Neutral
Management and governance: Neutral
Comparable ratings analysis: Neutral

7 | August 10, 2020	www.maalot.co.il

Partner Communications Company Ltd.

Related Criteria And Research

•	Use Of CreditWatch And Outlooks, September 14, 2009

•	Methodology: Management And Governance Credit Factors For Corporate Entities And Insurers, November 13, 2012

•	Methodology: Timeliness Of Payments: Grace Periods, Guarantees, And Use Of ‘D’ And ‘SD’ Ratings, October 24, 2013

•	Corporate Methodology, November 19, 2013

•	Country Risk Assessment Methodology And Assumptions, November 19, 2013

•	Methodology: Industry Risk, November 19, 2013

•	Key Credit Factors For The Telecommunications And Cable Industry, June 22, 2014

•	Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, December 16, 2014

•	Recovery Rating Criteria For Speculative-Grade Corporate Issuers, December 7, 2016

•	Methodology For National And Regional Scale Credit Ratings, June 25, 2018

•	Corporate Methodology: Ratios And Adjustments, April 1, 2019

•	Group Rating Methodology, July 1, 2019

•	S&P Global Ratings Definitions, July 5, 2019

8 | August 10, 2020	www.maalot.co.il

Partner Communications Company Ltd.

Ratings List

Rating Details

Partner Communications Company Ltd.
Issuer rating(s)
Long term	ilA+/Stable

Issue rating(s)
Senior Unsecured Debt
Series D,F,G	ilA+

Issuer Credit Rating history
Long term
July 29, 2020	ilA+/Stable
August 05, 2019	ilA+/Negative
July 28, 2015	ilA+/Stable
June 20, 2013	ilAA-/Stable
December 06, 2012	ilAA-/Negative
September 10, 2012	ilAA-/Watch Neg
October 19, 2010	ilAA-/Negative
October 05, 2009	ilAA-/Stable
September 17, 2009	ilAA-
July 14, 2009	ilAA-/Watch Dev
May 24 ,2009	ilAA-/Watch Pos
October 28, 2008	ilAA-/Stable
September 25, 2007	ilAA-/Positive
May 20 ,2007	ilAA-/Stable
July 28, 2004	ilAA-
16 February, 2004	ilA+
August 01, 2003	ilA

Additional details
Time of the event	10/08/2020 08:18
Time when the event was learned of	10/08/2020 08:18
Rating requested by	Issuer

9 | August 10, 2020	www.maalot.co.il

Partner Communications Company Ltd.

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10 | August 10, 2020	www.maalot.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Chief Financial Officer

Dated: August 10, 2020